SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30342; 812-14015]

Credit Suisse Opportunity Funds, et al.; Notice of Application

January 7, 2013

Agency: Securities and Exchange Commission ("Commission")

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment

Company Act of 1940 ("Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act,

and under sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act.

Summary of Application: The order would permit certain registered closed-end management

investment companies to acquire shares of registered open-end management investment

companies that are within the same group of investment companies.

Applicants: Credit Suisse Opportunity Funds ("Opportunity Funds"), Credit Suisse Commodity

Strategy Funds ("Commodity Strategy Funds"), Credit Suisse High Yield Bond Fund ("High

Yield Bond Fund"), Credit Suisse Asset Management Income Fund, Inc. ("Income Fund");

Credit Suisse Asset Management, LLC ("Adviser"), and Credit Suisse Securities (USA) LLC

("CSSU").[1]

Filing Dates: The application was filed on March 15, 2012, and amended on August 23, 2012,

December 14, 2012, January 3, 2013, and January 4, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on February 1, 2013 and

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[1] Each Fund (as defined below) that currently intends to rely on the requested order is named as an applicant. Any Fund that relies on the order in the future will do so only in accordance with the terms and conditions contained in the application, as amended.

should be accompanied by proof of service on applicants, in the form of an affidavit, or for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street NE,

Washington DC 20549-1090; Applicants, c/o Joanne Doldo, Esq., Credit Suisse Asset

Management, LLC, One Madison Avenue, New York, NY 10010.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812 or

David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

Applicants' Representations

      1.   Opportunity Funds and Commodity Strategy Funds are organized as Delaware

statutory trusts. Each is an open-end management investment company registered under the Act

and is comprised of separate series that pursue distinct investment objectives and strategies.

      2.   The High Yield Bond Fund is organized as a Delaware statutory trust. The

Income Fund (together with the High Yield Bond Fund, the "Applicant Investing Funds") is

organized as a Maryland corporation. Each Applicant Investing Fund is registered under the Act

as a closed-end management investment company. The Applicant Investing Funds invest or will invest in a variety of debt and/or equity securities or other financial instruments in accordance with their respective investment objectives and policies.

3.   The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940, and serves as the investment adviser to each of the existing Funds (as defined below). The Adviser is a wholly owned subsidiary of CSAM Americas Holding Corp., a holding company that is ultimately wholly owned by Credit Suisse Group. CSSU, a Delaware limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934. CSSU serves as principal underwriter and distributor for the shares of the Underlying Funds. CSSU is a wholly owned subsidiary of Credit Suisse (USA), Inc., a holding company that is ultimately wholly owned by Credit Suisse Group.

4.   Applicants state that each of the Investing Funds (as defined below) would like the flexibility to invest, subject to and consistent with its investment objectives, policies, and restrictions, in the Underlying Funds in excess of the limits set out in sections 12(d)(1)(A) and (B) of the Act. Accordingly, Applicants seek an order of the Commission pursuant to Section 12(d)(1)(J) of the Act, granting an exemption from Sections 12(d)(1)(A) and (B) of the Act, and under Sections 6(c) and 17(b) of the Act, granting an exemption from Section 17(a) of the Act, to the extent necessary to permit (a) each of the Applicant Investing Funds to purchase shares of Opportunity Funds or Commodity Strategies Funds or their series (the "Underlying Funds") and (b) the Underlying Funds to sell their shares to, and redeem their shares from, the Applicant Investing Funds.

5.   Applicants request that the relief also apply to any future registered closed-end management investment company advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (together with the Applicant Investing Funds, the

"Investing Funds") that wishes to invest in a registered open-end management investment company, or series thereof, that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser, and (b) is part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) as the Investing Funds (included in the term "Underlying Funds"). The Investing Funds and the Underlying Funds are referred to herein as the "Funds."

6.   The Adviser believes that it may, from time to time, be more efficient for the Investing Funds to gain exposure to particular investment styles and/or asset classes by investing in one or more Underlying Funds. In particular, applicants note that if the total amount of an Investing Fund's desired exposure to a particular investment style or asset class is small, an investment in an Underlying Fund may enable an Investing Fund to obtain such exposure on a significantly more diversified basis than would be possible through a direct investment in such securities.

7.   An Underlying Fund may invest up to 25% of its assets in a wholly-owned and controlled subsidiary of the Underlying Fund, organized under the laws of the Cayman Islands or another non-U.S. jurisdiction (a "Cayman Subsidiary") in order to invest in commodity-related instruments and certain other instruments. The Adviser will serve as the investment adviser to both such Underlying Fund and Cayman Subsidiary. The Cayman Subsidiary is created for the purpose of assuring that the Underlying Fund continues to qualify as a regulated investment company for U.S. federal income tax purposes.

Applicants' Legal Analysis

  A. Section 12(d)(1) of the Act

  1. Section 12(d)(1)(A) provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company's outstanding voting stock, more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) provides that no registered open-end investment company, its principal underwriter or any broker or dealer may sell the company's securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock or cause more than 10% of the acquired company's voting stock to be owned by investment companies.

  2. Section 12(d)(1)(G) of the Act provides, in relevant part, that section 12(d)(1) will not apply to the securities of a registered open-end investment company purchased by another registered open-end investment company, if: (a) the acquiring company and the acquired company are part of the same group of investment companies; (b) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities and short-term paper; (c) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (d) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act. Section 12(d)(1)(G)(ii) defines a "group of investment companies" as "any 2 or more

registered investment companies that hold themselves out to investors as related for purposes of investment and investor services." Applicants state that they may not rely on section 12(d)(1)(G) because the Investing Funds are closed-end management investment companies.

3.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of section 12(d)(1), if the exemption is consistent with the public interest and the protection of investors. Applicants seek an exemption under section 12(d)(1)(J) to permit the Investing Funds to acquire shares of Underlying Funds, and Underlying Funds to sell their shares to the Investing Funds, beyond the limits in sections 12(d)(1)(A) and (B).

4.   Applicants state that the proposed arrangement will not raise the policy concerns underlying sections 12(d)(1)(A) and (B), including undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

5.   Applicants contend that the proposed arrangement will not result in undue influence by an Investing Fund over an Underlying Fund because the Investing Fund and the Underlying Fund will be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and will be part of the same group of investment companies. Applicants state that the Commission, and Congress in the enactment of section 12(d)(1)(G), have recognized that fund of funds arrangements that involve funds in the same group of investment companies may not present the same concerns regarding control of one fund by another. [2]

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[2] Applicants assert that the omission of closed-end funds from section 12(d)(1)(G) does not represent a determination by Congress that similar relief should not be provided to closed-end funds.

6.   Applicants do not believe that the proposed arrangement will involve excessive layering of fees. With respect to investment advisory fees, applicants state that, before approving any investment advisory contract under section 15 of the Act, the board of trustees or directors of each Investing Fund, including a majority of the trustees who are not "interested persons" (as defined in section 2(a)(19) of the Act) of the Investing Fund, will find that advisory fees, if any, charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund's advisory contract.

7.   In addition, applicants state that any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[3] Applicants state that, although investors may incur brokerage commissions in connection with market purchases of the Investing Funds' shares, these commissions will not differ from commissions otherwise incurred in connection with the purchase or sale of comparable securities.

8.   Applicants contend that the proposed arrangement will not create an overly complex fund structure. Applicants state that no Underlying Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits of section 12(d)(1)(A), except to the extent that such Underlying Fund receives securities of another investment company as a dividend or as a result of a plan or reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act), acquires, or is deemed to have acquired, the securities pursuant to exemptive relief from the Commission permitting such Underlying Fund to (a) acquire securities of one or more affiliated

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[3] Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA Rule to NASD Conduct Rule 2830.

investment companies or companies relying on section 3(c)(1) or 3(c)(7) for short-term cash management purposes, or (b) engage in interfund borrowing and lending transactions, or invests in a Cayman Subsidiary that is a wholly-owned and controlled subsidiary of the Underlying Fund. Further, no Cayman Subsidiary will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with rule 2a-7 for short-term cash management purposes.

9.   Applicants state that investments by an Underlying Fund in a Cayman Subsidiary also do not raise concerns about undue influence, layering of fees and complex structures. Applicants represent that: (a) the Underlying Fund will be the sole and legal beneficial owner of its Cayman Subsidiary, which addresses concerns regarding pyramiding of voting control as a means of undue influence; (b) the Adviser will manage the investments of both the Underlying Fund and its Cayman Subsidiary, which addresses concerns over undue influence by the Adviser; and (c) there will be no inappropriate layering of fees and expenses as a result of an Underlying Fund investing in a Cayman Subsidiary. Applicants further represent that the financial statements of the Cayman Subsidiary will be consolidated with those of the Underlying Fund, if permitted by the applicable accounting standards. In addition, in assessing compliance with the asset coverage requirements under section 18(f) of the Act, an Underlying Fund will deem the assets, liabilities and indebtedness of a Cayman Subsidiary in which the Underlying Fund invests as its own. Finally, the expenses of the Cayman Subsidiary will be included in the total annual fund operating expenses in the prospectus of the Underlying Fund.

B.   Section 17(a) of the Act

1.   Section 17(a) of the Act generally prohibits purchases and sales of securities, on a principal basis, between a registered investment company and any affiliated person of the

company, and affiliated persons of such persons. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include, among other things, any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the other's outstanding voting securities; any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the other person; any person directly or indirectly controlling, controlled by, or under common control with the other person; and any investment adviser to an investment company. Applicants state that an Underlying Fund might be deemed to be an affiliated person of an Investing Fund if the Investing Fund acquires 5% or more of the Underlying Fund's outstanding voting securities. Applicants also state that, because the Investing Funds and Underlying Funds will be advised by the Adviser, or a control affiliate of the Adviser, and may have the same officers and/or board of trustees, they may be deemed to be under common control and, therefore, affiliated persons of each other. Accordingly, section 17(a) could prevent an Underlying Fund from selling shares to, and redeeming shares from, an Investing Fund.

2.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, (b) the proposed transaction is consistent with the policies of each registered investment company involved, and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transaction, or any class or classes of persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants seek an exemption under sections 6(c) and 17(b) to allow the proposed transactions. Applicants state that the transactions satisfy the standards for relief under sections 6(c) and 17(b). Specifically, applicants state that the terms of the transactions are fair and reasonable and do not involve overreaching. Applicants note that sales and redemptions of shares of the Underlying Funds will be at the net asset values of such Underlying Funds. In addition, applicants represent that the proposed transactions will be consistent with the policies of each Fund involved and the general purposes of the Act.

Applicants' Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

2.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of an Investing Fund, including a majority of the trustees who are not interested persons, as defined in section 2(a)(19) of the Act, of the Investing Fund, will find that advisory fees, if any, charged under the contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund's advisory contract. Such finding, and the basis upon which it was made, will be recorded fully in the minute books of the Investing Fund.

3.   Each Investing Fund and each Underlying Fund will be part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act.

4.   No Underlying Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions; or (c) invests in a Cayman Subsidiary that is a wholly-owned and controlled subsidiary of the Underlying Fund as described in the application. Further, no Cayman Subsidiary will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with rule 2a-7 for short-term cash management.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary